Filed by Smith & Nephew Group plc pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: Centerpulse Ltd.

(Commission File No.: 333-104751)

The following presentation was made available by Smith & Nephew plc on June 17, 2003.

s



Smith & Nephew plc

Investor Presentation

June 2003

Smith+Nephew

Disclaimer

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM CANADA, AUSTRALIA OR JAPAN.

No offer or invitation to acquire or exchange securities in Centerpulse or InCentive is being made now. Any such offer or invitation will only be made in documents to be published in due course and any such acquisition or exchange should be made solely on the basis of information contained in such documents. The Centerpulse Offer will not be made, directly or indirectly, in or into, or by use of the mails or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of, Canada, Australia or Japan. Accordingly, copies of this document and any related documents are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from, Canada, Australia or Japan and persons receiving this document and any related documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in or into or from, Canada, Australia or Japan. Relevant clearances have not been, nor will they be, obtained from the securities commission of any province or territory of Canada; no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance; and the New Smith & Nephew Group Shares have not been, nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan. Accordingly, the New Smith & Nephew Group Shares may not (unless an exemption under relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly in or into Canada, Australia or Japan or any other jurisdiction as to do so may constitute a violation of the relevant laws of, or require registration thereof in such jurisdiction or to, or for the account or benefit of, a person in or resident in Canada, Australia or Japan. The InCentive Offer is not being made in any country where such offer would be considered illegal or would otherwise violate any applicable law or regulation or where Smith & Nephew may be obliged to change the terms of the InCentive Offer, to file an additional application with any authorities or other institutions or to undertake additional measures in relation to the InCentive Offer. It is not foreseen to extend the InCentive Offer to such jurisdictions. Documents in relation to this transaction must not be distributed in such jurisdictions or sent to such jurisdictions. Persons in such jurisdictions must not use these documents for marketing purposes for sales of shares of InCentive.

Forward-looking Statements

This document contains forward-looking statements that are not strictly historical statements, including statements about Smith & Nephew's and Centerpulse's beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The forward-looking statements in this document include, but are not limited to, statements addressing the following subjects: expected timing of the Transaction; future financial and operating results; actions to be taken by the combined company following the Transaction; and the timing and benefits, including synergy benefits, of the Transaction. The following factors, among others, could cause results to differ materially from those described in the forward-looking statements: inability to obtain, or meet the conditions imposed for, regulatory approvals for the Transaction; the failure of the shareholders of Smith & Nephew to pass the resolutions necessary to implement the Transaction; the failure of the court to sanction the scheme of arrangement of Smith & Nephew; the failure of the minimum tender condition or the failure of other conditions of the Offer; the risk that the businesses will not be integrated successfully and that the expected synergies and cost savings will not be achieved; and other economic, business, competitive and/or regulatory factors affecting the businesses of Smith & Nephew and Centerpulse generally. More detailed information about such economic, business, competitive and/or regulatory factors is set forth in Smith & Nephew's and Centerpulse's filings with the SEC. Smith & Nephew and Centerpulse are under no obligation, and expressly disclaim any obligation, to update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

United States

The offer for Centerpulse shares is being made in the United States only through a prospectus/offer to exchange, which is part of a registration statement filed with the SEC by Smith & Nephew Group. Centerpulse shareholders who are US persons or are located in the United States are urged to read the registration statement, including the prospectus/offer to exchange included therein, and the other documents filed, or to be filed, with the SEC by Smith & Nephew Group or Centerpulse relating to the Centerpulse offer, because they contain important information about the Centerpulse offer. You may obtain a free copy of these documents from the SEC's Web site at www.sec.gov. You may also obtain this information from Morrow & Co., Inc., the U.S. information agent for the Centerpulse offer, at (800) 607-0088, or by e-mail at centerpulse.info@morrowco.com.

Smith+Nephew

Smith & Nephew Investment Profile

- Global high growth advanced medical devices company
- No 1 in Wound Management and Arthroscopy
  and No 6 but fast growing in Reconstructive Orthopaedics
- £1bn in sales 18% EBITA
- £3 $^1/_2$ bn capitalisation. Listed in London & New York
- FTSE 100, Euro top 300, Morgan Stanley Healthcare Index
- Target of mid-teens underlying EPS growth (pre-goodwill)
- Driven from sales growth and margin expansion

Proven M&A Track Record

- 8 acquisitions since 1999
- All successfully integrated
- 4 divestitures in same time period
- 1 complex cross-border joint venture transaction

The shape of Smith & Nephew 2002

Businesses


Orthopaedics
£470m +20%
Hip & knee implants
and trauma products
43%
30%
27%
Wound
Management
£322m +11%
Advanced treatments
for hard to heal wounds
Endoscopy
£292m +10%
Products for minimally
invasive surgery

Geography


Africa, Asia
& Australasia
£154m
+ 16%
Japan
4%
14%
America
£611m
+ 15%
30%
56%
Europe
£319m
+12%
UK
8%

Note: Sales of ongoing operations including ORATEC
Percentages are underlying sales growth

Smith+Nephew

Smith & Nephew environment

- Demographics and life styles drive market growth
- Markets receptive to technology
- Moderately positive pricing
- Opportunities for share gains and market expansion

Centerpulse

- **Leading reconstructive implant company - £396m sales +14%**
  - No 1 in Europe with 22% market share
  - No 5 globally, No 6 in US
  - Strong reputation in tribology (science of wear), particularly in hips
- **Platform in spine - £77m sales +10%**
  - Global No 5 in spine (7% market share)
  - Leader in stabilisation devices
  - Comprehensive product offering
- **Dental division - £56m sales +18%**
  - Global No 4 in dental (12% market share)

Note: 2002 Full year results translated at CHF 2.328 = £1.00

Smith & Nephew / Centerpulse Transaction Rationale

- Creates world No 3 in $14 billion orthopaedics market
- Transforms scale in reconstructive implants
- Complementary product strengths and technological focus
- Geographic fit brings market leadership in Europe and strengthened position in US and Japan
- Enhanced position in fast-growing spinal segment
- Significant synergies and margin improvement
- Earnings enhancing in 2004 and materially so by 2005

Transaction Details

- Headline Offer price for Centerpulse shareholders of CHF 282
  - Values Centerpulse at CHF 3.3 billion (£1.5 billion)
  - Multiple of 12.6 times Centerpulse's 2002 continuing EBITDA
- Centerpulse and InCentive shareholders' pro forma ownership of 24% of Combined Group
  - Secondary listing on SWX Swiss Exchange anticipated upon completion
- Recommended by Centerpulse board
- InCentive holds 19% of Centerpulse's share capital
  - Parallel offer for InCentive Capital AG
  - Shareholders owning 77% of InCentive have undertaken to accept InCentive offer and granted first refusal rights – STOB recommendation

Shape of Combined Group

- 5 business divisions: Orthopaedics, Wound Management, Endoscopy, Spine and Dental
- Approximately 74% of revenues from broad Orthopaedics
- Maintain strong growth in Wound Management and Endoscopy

2002 SALES

SMITH & NEPHEW: £1.1 billion


27%
43%
30%
ENDO
WOUND
ORTHO

+

CENTERPULSE: £0.5 billion


11%
14%
75%
ORTHO
SPINAL
DENTAL

=

ENLARGED PRO FORMA: £1.6 billion


5%
4%
18%
53%
20%
ORTHO
WOUND
ENDO
SPINAL
DENTAL

Smith+Nephew

Financial Overview

- Creation of £1.6 billion sales revenue business
- 74% orthopaedics, arthroscopy, spine and dental
- Similar growth +14% and EBITA margins 18%

2002 Dec y/e (£m)	Smith & Nephew £m	Centerpulse £m	Pro-forma £m
Sales (continuing operations)	1,084	533	1,617
Underlying growth	14%	14%	14%
EBITA* (*including* JV and associates)	221	98	319
Margin* (*excluding* JV and associates)	18%	18%	18%

*Before goodwill amortisation and exceptional items

Smith+Nephew

Value Creating Transaction


Superior long term growth
27% Orthopaedics margin target by 2005/06*
23% Group margin target by 2005/06*
£45 million annual cost savings by 2005
Growth
SG&A savings
Merge biologics research
Streamline manufacturing
Broader product offering
Cross selling
Sales and marketing investment
New accounts
New products
Transfer of best practice
Short
Medium
Long

* Operating margin before amortisation of goodwill and exceptional items

Smith+Nephew

Cost Savings

- Net sales dissynergies peaking at 1% of Ortho sales in 2004
- Annual cost savings of £45m anticipated by 2005
  - Manufacturing, logistics, R&D
  - Corporate, administration
- Exceptional cash costs of implementation: £130m, a 35% return
- Non-cash costs still to be determined

Financial Benefits

- Margin improvement
  - Overall Combined Group operating margin target rises to 23% by 2005/06*
  - Combined Orthopaedics margin target rises to 27% by 2005/06*
  - Stronger cash flow conversion
- Maintained 29% tax charge going forward
- ROIC meets WACC in 2005
- Earnings per share*
  - Mid single digits accretive in 2004
  - Approaching double digits in 2005

*Before goodwill amortisation and exceptional items

Management and Board

- Chairman: Dudley Eustace
- Chief Executive: Chris O'Donnell
- Finance Director: Peter Hooley
- Centerpulse directors to join Smith & Nephew Group Board
  - Max Link to be appointed a Vice Chairman
  - René Braginsky to be appointed a non-executive director

Zimmer counteroffer for Centerpulse

- Await details of formal offer
- Decide best actions for shareholder value
- Centerpulse good complementary fit for Smith & Nephew and accelerates critical mass and margin achievement
- Smith & Nephew success not dependent on Centerpulse
- Strong underlying business in growth markets
- Organic growth with technology bolt-ons
- Achieving targeted mid teens underlying EPSA growth

Smith & Nephew vs Zimmer offers

Smith & Nephew

- Recommended offer
- Strong business and cultural fit
- Supportive sales reps and surgeon communities
- Scope for above market growth in combined company
- Scope for margin improvement
- Complementary products, technology and cross selling
- Re-rating upside
- Win-Win

Zimmer

- Hostile offer
- High implementation risk
- Sales rep and surgeon overlap
- Slower growth from dominant market position
- Dilutes margin
- Less technology and cross selling opportunity
- De-rating downside
- Win-Lose

Smith+Nephew

Outline Timetable

- 19 May: Smith & Nephew shareholder approval obtained
- Smith & Nephew regulatory clearance already achieved
- 17 June: Zimmer formal offer expected, Smith & Nephew bid automatically concurrent with Zimmer
- 1 July: Offer period expected to begin
- 31 July: Last date for third party bid
- 18 August: Last date for Smith & Nephew to modify offer
- 25 August: Offer period ends if no offer modification from Smith & Nephew
- 3 September: Offer period ends if Smith & Nephew modifies offer
- 17 September: Publication of final tender results

Appendices

Smith & Nephew growth drivers


Buoyant markets
Sales force growth
Product innovation
Adjunct acquisitions

Orthopaedics

Knee & hip implants & trauma products


TRIGEN

TriGen Nails


GE FluoroTrak 3500

Achieve computer-assisted hip application



Hip Range



Genesis Oxinium Knee

Competitor Analysis


Other 13%
Stryker 19%
Centerpulse 7%
Smith & Nephew 8%
DePuy (J&J) 19%
Synthes 9%
Biomet 11%
Zimmer 14%

- Market (ex spine) £5.2bn +13%
- Smith & Nephew sales 2002 +20%
- New products 27% of sales

Smith+Nephew

Orthopaedic market dynamics



Market Growth %


14
12
10
8
6
4
2
0
1997
1998
1999
2000
2001
2002

- Yet to see full impact of baby boomers
  - 55-74 age group to rise 13% over next 5 years (6% last 5 years)
  - Further 35% growth by 2015

Reconstructive implants

- 67% of total orthopaedic sales (knees 38%, hips 26%)
  - Fastest growth in industry, knee implants +23%/hip implants +17%
  - Expanding procedure base
  - Continuing mix shift to higher margin implants
  - Favourable pricing environment
- New product momentum 2003
  - Oxinium femoral heads
  - Oxinium unicompartmental femoral components
  - Small incision knee
- Computer assisted surgery development



Oxinium Femoral Head

Trauma

- 33% of total orthopaedic sales
  - TriGen intramedullary nailing
  - External fixation
  - Ultrasound healing
  - Trauma growing 10% - in line with market
- New product momentum 2003
  - Jet X unilateral external fixation device
  - Computer-assisted trauma surgery and instrumentation
- Increase focus through divisionalisation



Jet X

Divisionalisation

Trauma and Reconstructive Divisions

- Focused approach to global product development, marketing and sales
- To improve customer responsiveness and bring technology to market faster
- Phasing in separate specialist trauma and reconstructive sales forces in major US cities beginning this year
- Strong, experienced General Managers selected to lead new divisions


Uni Knee


Synergy Hip


Taylor Spatial Frame

Smith+Nephew

Endoscopy

Cameras, equipment & soft tissue repair products for minimally invasive surgery


IDET for Herniated Discs


Digital OR


TwinFix AB 5.0


TriVex Varicose Vein System

Competitor Analysis Arthroscopy Market


Smith & Nephew 35%
Linvatec 14%
Arthrex 12%
Stryker 12%
Mitek (J&J) 10%
Arthrocare 6%
Others 11%

- Total Endoscopy market £3bn +6%
- Arthroscopy market £650m +6%
- Smith & Nephew sales 2002 +10%
- New products 18% of sales

Endoscopy

- Significant growth in:
  - Knee and shoulder repair at 21%
  - Pioneering new surgical techniques
- ORATEC acquisition adds 9% with integration proceeding well
- New product momentum 2003
  - FastFix AB meniscal repair system
  - Suretac III system
  - Quick T fixation device
  - TriVex UniSystem
- Digital OR opportunity



Quick T Shoulder Anchor

Advanced Wound Management



Advanced treatments for hard to heal wounds



Allevyn

Acticoat

Dermagraft

Iodosorb

AWM Market Shares


Smith & Nephew 21%
Others 26%
3M 11%
J&J 16%
Convatec 12%
KCI 14%

- Market £1.5bn +12%
- Smith & Nephew sales 2002 +11%
- New products 6% of sales

Advanced Wound Management

- Focused on hard to heal wounds (chronic ulcers, diabetic ulcers, burns)
- Large unconverted market plus new markets
- The experts – with full sector representation
- Full control of Dermagraft and unique technology
- New product momentum 2003
  - Allevyn relaunch plus new variants
  - ProGuide leg ulcer system
- Margin improvement potential



ProGuide

Sales force strength

Orthopaedics

Endoscopy

Wound Management

Indirect Markets


2220
2490
+12%
+12%
+30%
+4%
+7%
2001
2002

Group core technologies

Long term research for organic growth

- Bioresorbables – to facilitate healing/surgical reconstruction
- Tissue engineering – to replace, repair and regenerate
- Non-invasive devices to stimulate tissue repair

Adjunct acquisition strategy

- To augment organic growth
  - Product/technology focus
  - Global commercialisation
  - Rapid integration
- License new technologies
- Alert to strategic opportunities that strengthen businesses long term

Margin Expansion

- Moderate selling price increases
- Sales force productivity
- Product mix – higher technology
- Manufacturing and operational efficiencies
- Integration benefits
- SG&A and dissynergies leverage
- Dermagraft profitability


14.7%
15.1%
16.4%
17.1%
17.8%
1998
1999
2000
2001
2002

Note: Operating profit (before goodwill amortisation and exceptional items) to group sales

Trading highlights 2002

- 14% underlying sales growth
- Acquisitions add 4% to sales
- Ongoing operating profit +15% (18% margin)
- Integration of ORATEC and Dermagraft on plan
- Pre-goodwill amortisation earnings per share growth 15% (underlying +19%)

2002 sales growth

	FY 2000 *Underlying* %	FY 2001 *Underlying* %	FY 2002 *Underlying* %	Acquisitions %	Currency %	Reported
Orthopaedics	10	18	20	-	(4)	16
Endoscopy	8	11	10	9	(4)	15
Advanced Wound Management	11	11	11	4	(2)	13
	*10	14	14	4	(3)	15

* Adjusted for ongoing business

Smith+Nephew

Trading results

	2001 £m	2002 £m	
Sales			
Ongoing	943	1084	+15%
Divested	139	26	
	1082	1110	
Profit before exceptionals and amortisation			
Ongoing	171	196	+15%
Divested	14	2	
Joint Venture and Associate	13	25	
	198	223	
Interest	(17)	(13)	
	181	210	+16%
EPS before exceptionals and amortisation	13.96p	16.02p	+15%
Dividend	4.65p	4.80p	
Exceptional items pre-tax	23	(14)	
Goodwill amortisation	(10)	(18)	

Smith+Nephew

Geographical underlying sales growth

	Total £m	Growth %	America £m	Growth %	Europe £m	Growth %	AAA £m	Growth %
Orthopaedics	470	20%	310	22%	95	14%	65	17%
Endoscopy	292	10%	191	8%	66	14%	34	13%
Advanced Wound Management	322	11%	110	8%	158	11%	55	18%
	1,084	**14%**	**611**	**15%**	**319**	**12%**	**154**	**16%**

Business unit profitability

		Sales £m	EBITA £m	Margin %
2002				
	Orthopaedics	470	98	20.9
	Endoscopy	292	54	18.4
	Advanced Wound Management	322	44	13.7
		1084	196	18.1
2001				
	Orthopaedics	405	88	21.7
	Endoscopy	253	47	18.5
	Advanced Wound Management	285	36	12.6
		943	171	18.1

Before exceptional items and goodwill amortisation

Cash flow

	2001	2002
	£m	£m
Trading cash flow	143	142
Rationalisation and integration	(24)	(19)
Operating cash flow	119	123
Joint venture	13	10
Interest, tax and dividends	(135)	(106)
Divestments and shares	70	78
Acquisitions	(69)	(206)
Net cash flow	(2)	(101)
Currency	(6)	68
Opening debt	(236)	(244)
Closing debt	(244)	(277)
Trading cash to operating profit	77%	72%

Smith+Nephew

Retained profit and capital employed

	2001		2002	
	£m	£m	£m	£m
	Profit	Tax	Profit	Tax
Profit before amortisation	181	52	210	62
Tax rate		29%		29%
Amortisation	(10)	-	(18)	-
Profit before exceptional items	171	52	192	62
Tax rate		30½%		32%
Exceptional items	23	12	(14)	4
Profit before tax	194		178	
Taxation	(64)	64	(66)	66
Profit after tax	130		112	
Dividends	(43)		(45)	
Retained profit	87		67	
Goodwill on divestments	50		30	
Others	-		15	
Opening capital and reserves	268		405	
Closing capital and reserves	405		517	
Net debt	244		277	
Capital employed	649		794	
ROCE – EBITA / capital employed	34%		29%	

Smith+Nephew

Other items

		2001 £m	2002 £m
Capital expenditure		75	85
Depreciation		60	57
Goodwill amortisation		10	18
Currency in profit	- transactional (cost)	(8)	(1)
	- translational gain (cost)	3	(4)
Pension plan charges	- SSAP 24 basis	5	8
	- FRS 17 basis	7	10
net assets	- SSAP 24 basis	10	(80)
	- FRS 17 basis	(30)	(111)
Exceptional items (pre-tax)			
Disposal gains		49	18
Rationalisation, divestment & integration		(26)	(15)
ATS write off		-	(17)
		23	(14)
Average number of shares in issue		921m	926m

Smith+Nephew

Medical devices v pharmaceuticals

Medical devices

- Significant number of products
- Build off platform technologies
- Low/medium R&D spend
- Longer product life cycles
- Consistent sales performance

Pharmaceuticals

- Small number of products (whilst covered by patent)
- Individual product development
- High R&D spend
- Short product life cycles
- Fluctuating sales performance

New products 2003

Q1	Q2	Q3	Q4
Oxinium Femoral Heads (Ortho)	**Jet X Unilateral External Fixation device (Ortho)**	**Oxinium Unicompartmental Femoral component (Ortho)**	**Small Incision Knee (Technique and instrumentation) (Ortho)**
Suretac III System (Endo)	Mini Incision Hip (Technique and instrumentation) (Ortho)	Reflection Constrained Liner (Ortho)	**TriVex Unisystem (Endo)**
Quick T Fixation Device (Endo)	FastFix AB Meniscal Repair System (Endo)	Digital OR - expanded central control capabilities (Endo)	
Allevyn relaunch plus new variants (WM)	ElectroBlade new tips and Vulcan generator interface (Endo)		
	Proguide leg ulcer system (WM)		

Note: boxes = major products

Group top 10 growth products

1. Genesis II knees +17%
2. Allevyn dressings +23%
3. Reflection hip cup +21%





4. TriGen nails +59%
5. Synergy hips +31%
6. Cruciate fixation +24%
7. Oxinium knees N/L

8. Exogen ultrasound +24%
9. Supartz joint fluid N/L
10. Endo service visualisation +19%



Note: Products and ranges above £10m in order of sales volume. N/L: new launch

Smith+Nephew